UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 26, 2015 announcing the results of Turkcell’s Annual General Assembly.

Istanbul, March 26, 2015

Announcement Regarding Results of Annual General Assembly

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

The following decisions were taken at the General Assembly of our Company held on March 26, 2015:

•	Approval of the Balance Sheet and Profit/Loss statements relating to the fiscal years 2010, 2011, 2012, 2013 and 2014;
•
Release of the board members and the Statutory Auditors individually from activities and operations of the Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 as stated in the relevant agenda items;

•
Election of the independent audit firm as DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2015;

•
Approval of donation and contributions made in the years 2013 and 2014 and determination of the limit for donations to be made in 2015 as  up to 0.2% of our Company’s annual consolidated revenue included in the financial tables relating to the previous fiscal year as announced to the public pursuant to Capital Markets Board regulations;

•	Approval of the dividend policy;
•	Approval of Internal Guide on General Assembly Rules of Procedures prepared by the Board of Directors;
•
As a result of the voting of the proposal of our Company’s shareholder Turkcell Holding in relation to the agenda items on the distribution of dividend for the fiscal years 2010, 2011, 2012, 2013 and 2014; by taking the Company’s cash projections and requirements into consideration, approval of the below stated dividend amounts, determined after setting the legal reserves aside from the net distributable profit for each fiscal year on the Company’s published financial statements in accordance with Company’s Articles of Association, Turkish Commercial Code no.6102, and Capital Markets Law no.6362, and the distribution to the shareholders by latest April 6, 2015;

Agenda Item No.	Distributable Net Profit	Proposed
7	TRY 1,771,596,000	TRY 753,000,000
14	TRY 1,183,264,000	TRY 503,000,000
22	TRY 2,083,045,000	TRY 885,000,000
29	TRY 2,330,319,000	TRY 990,000,000
35	TRY 1,866,924,000	TRY 794,000,000

•	Rejection of the proposed amendments of Articles of Association of the Company as stated in Agenda Item 38.

Agenda Item 39 in relation to the election of new Board Members other than those who are independent members and Agenda Item 40 on the determination of the remuneration of the members of the Board of Directors had not been put to vote as there were no proposals in this regard.

Herewith enclosed annexes are the Dividend Policy of the Company, Guideline on General Assembly Rules of Procedures and 2010-2014 Dividend Distribution Tables. The minutes of General Assembly is available in Turkish on our company website.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Annex I:  Dividend Policy of the Company

The Company shall target a dividend payout of at least 50% of its distributable net income as cash. This policy will be subject to the Company’s cash projections, business outlook, investment plans and capital market conditions. The actual dividend decision will be made for each fiscal year separately with the approval of the General Assembly of Shareholders. Dividend distribution shall be started on a date to be determined by the General Assembly of Shareholders which shall not be later than the end of the respectful year in which the General Assembly convenes. The Company, in accordance with laws and regulations, may consider distributing advance dividends or making the dividend payment in equal or unequal installments.

Additionally, in order to create added value for its shareholders, the Company may also consider share repurchase programs depending on the conditions set forth above and applicable regulation.

Annex II: Guideline on General Assembly Rules of Procedures

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
Guideline on General Assembly Rules of Procedures

SECTION ONE
Purpose, Scope, Basis and Definitions

Purpose and scope
ARTICLE 1 - (1) The purpose of this Guideline is to determine the working principles and procedures of the general assembly of Turkcell İletişim Hizmetleri Anonim Şirketi within the framework of the provisions of the Code, the relevant legislation and the articles of association. This Guideline applies to all of the ordinary and extraordinary general assembly meetings of Turkcell İletişim Hizmetleri Anonim Şirketi.

Legal Ground
ARTICLE 2- (1) This Guideline has been drawn up by the board of directors in accordance with the provisions of the Regulations on Procedures and Principles of General Assembly Meetings of the Joint Stock Companies and the Representatives of Ministry of Customs and Trade to be Present in these Meetings.

Definitions
ARTICLE 3- (1) For the purposes of this Guideline;
a) Session means the one-day meeting of the general assembly,
b) Code means Turkish Commercial Code no.6102 dated 13.01.2011,
c) Sitting means each portion of each session interrupted due to resting, lunch break and similar reasons,
d) Meeting means ordinary and extraordinary general assembly meetings,
e) Presidency Board means the council consisting of the chairman elected by the general assembly in order to chair the meeting pursuant to the first paragraph of the article 419 of the Code, the vice-chairman elected by the general assembly when necessary, the secretary determined by the chairman and the vote collector elected if deemed as necessary by the chairman.

SECTION TWO
Working Procedures and Principles of General Assembly

Applicable provisions
ARTICLE 4 – (1) The meeting is held in accordance with the provisions regarding the general assembly meetings of the Code, the relevant legislation and the articles of association.

The place of meeting and related arrangements
ARTICLE 5 – (1) The shareholders registered in attendance list drawn up by the board of directors or their representatives, the members of the board of directors, the auditor, if any, the representative of the Ministry, if appointed and the persons to be selected for or charged in the meeting chairmanship council are entitled to enter to the meeting place. The Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the assistants of the Chief Executive Officer (CXO) and the other persons considered as appropriate by the Chairman due to their relevance with the items in the agenda also attend to the meeting. If the Chairman considers the audio and video recording of the discussions in the general assembly meeting as necessary, the persons who shall make such recordings as well as the persons considered as appropriate by the Chairman in terms of agenda items in the meeting may attend to the meeting.

(2) During the entry to the meeting place, the real person shareholders as well as their representatives appointed from the electronic general assembly system established pursuant to the article 1527 of the Code are obliged to present their identity cards, the proxies of the real person shareholders are obliged to submit their identity cards together with their letters of proxy as well as the representatives of the legal person shareholders are obliged to submit their authorization certificates and all of these persons must sign the blanks allocated for them in the attendance list accordingly. Such checking procedures are conducted by the board of directors or one or more board members delegated by the board of directors or person or persons charged by the board of directors.
 (3) The tasks related with arrangement of the meeting place in a manner allowing attendance of all shareholders as well as with making the stationery, documents, tools and devices to be needed during the meeting available in the meeting place are fulfilled by the board of directors. If the Chairman decides on audio or video recording in meeting, the technical arrangements related thereto are conducted by the board of directors or the persons to be charged by the same.

Opening of meeting
ARTICLE 6 – (1) The meeting is opened in the head office of the company or in another place of the city upon the decision of the board of directors on the date and at the time announced previously by the chairman of the board of directors or by the vice president of the board of directors in his/her absence or by any member of the board of directors in the absence of both upon determination of the fact that the quorums stipulated in the article 17 of the articles of association are present under a minutes save for the cases where higher quorums are stipulated by the Code.
(2) According to the company’s articles of association, the meeting quorum in the general assembly meetings is the attendance of shareholders representing fifty one percent of the registered capital minimum personally or by proxy save for the cases where higher quorums are stipulated by the Code. As an exception of this provision, the shareholders representing 2/3 of the company’s capital are obliged to be present personally or by proxy in the meetings where the amendments to the company’s articles of association other than those related with increase in upper limit of registered capital are discussed.

Constitution of Presidency Board
ARTICLE 7- (1) According to the provisions of the article 17 of the articles of association related with the General Assembly Presidency Board, first of all a chairman and if considered as necessary, a vice-chairman who should not be a shareholder necessarily and who shall be responsible for the management of the general assembly meeting are elected among the proposed candidates under the management of the person who has opened the meeting in the absence of the president or the vice-president of the assembly of directors pursuant to the provision of the article 6 of this Guideline.
(2) Minimum one secretary and if considered as necessary, vote collectors in sufficient number are charged by the Chairman. In cases where the meeting is held by means of the electronic general assembly system pursuant to the article 1527 of the Code, experts may be charged by the Chairman for the purpose of performing the technical services related thereto during the meeting.
(3) The meeting chairmanship council is authorized to sign the meeting minutes as well as the other documents constituting basis for these minutes.
(4) The Chairman acts in accordance with the provisions of the Code, the articles of association and this Guideline when chairing the general assembly meeting,

Duties and authorities of the Presidency Board
ARTICLE 8 – (1) The meeting chairmanship council fulfills the following duties under the supervision of the Chairman:
a) Reviewing whether the meeting is held at the address specified in the announcement and whether the meeting place is in conformity with the provisions, if stipulated in the articles of association.

b) Reviewing whether the general assembly is convoked for the meeting in the manner stipulated in the articles of association by means of announcement published on websites of the companies which are obliged to establish a website as well as in Turkish Trade Registry Gazette, whether such convocation is made not later than three weeks prior to meeting date excluding announcement and meeting days and whether the meeting date, the agenda of the meeting as well as the newspapers in which the announcement related thereto has been or shall be published are notified to the shareholders named in shareholders’ stock register who have notified their addresses to the company by submitting their share certificates or other documents evidencing their shareholding through registered mail with return receipt and writing this circumstance to the meeting minutes.
c) Controlling whether the persons unauthorized to enter into the meeting place attend to the meeting and whether the duties related with entry to the meeting place ruled in the second paragraph of the article 5 of this Guideline are fulfilled by the board of directors.
d) Reviewing whether all of the shareholders or their proxies are present in cases where the general assembly meeting is held without convocation pursuant to the article 416 of the Code, whether there is any objection against holding the meeting in this manner and whether the quorum is maintained until the end of the meeting.
e) Determining whether the articles of association containing amendments in case of any amendment, the shareholders’ stock register, the annual report of the board of directors, the auditor’s report, the financial statements, the agenda, if there is any amendment to the articles of association in the agenda, the amendment draft drawn up by the board of directors, the permission letter obtained from the Ministry of Customs and Trade related with the amendment to the articles of association and the amendment draft attached thereto, the attendance list drawn up by the board of directors, if the general assembly is convoked for the meeting upon adjournment, the minutes of adjournment regarding previous meeting and other documents related with the meeting are available in meeting place completely and specifying this circumstances in the meeting minutes.
f) Conducting identity control of the persons attending to the meeting personally or by proxy in case of any objection or necessity through signing the attendance list and checking the authenticity of the letters of proxy.
g) Determining whether the executive directors as well as minimum one member of the board of directors and the independent auditor are present in the meeting and specifying this circumstance in the meeting minutes.
h) Managing the activities of the general assembly within the frame of the agenda, preventing any deviation from the agenda save for the exceptions set forth in the Code, maintaining the order of the meeting and taking the required measures for this purpose.
i) Opening and closing the sessions and the sitting as well as closing the meeting.
j) Reading or having resolutions, drafts, minutes, reports, proposals and similar documents related with the discussed issues read to the attention of the general assembly as well as giving floor to those who want to talk related thereto.
k) Taking the vote with respect to the resolutions to be adopted by the general assembly and announcing the results thereof.
l) Supervising whether the minimum quorum necessary for meeting is maintained at the beginning, during and at the end of the meeting as well as whether the resolutions are adopted in accordance with the quorums stipulated in the Code and the articles of association.
m) Disclosing the declarations made by the representatives as specified in article 428 of the Code to the general assembly. The provisions of the article 30.4 of the Capital Market Law are reserved.
n) Pursuant to the article 436 of the Code, preventing those deprived of voting right from voting about the resolutions set forth in the said article as well as observing any restriction imposed on voting right and privileged voting pursuant to the Code and the articles of association.
o) Upon request of the shareholders possessing twentieth of the capital, adjourning the negotiation of the financial statements and the discussion of the issues related therewith to the meeting to be held after one month without any need for adopting any resolution related thereto by the general assembly.

p) Ensuring issuance of minutes related with the activities of the general assembly, writing the objections to the minutes, signing the resolutions and the minutes as well as specifying the votes casted for and against the resolutions adopted in the meeting in the meeting minutes in a manner not causing any hesitation.
r) Delivering the meeting minutes, the annual report of the board of directors, the independent auditor’s reports, the financial statements, the attendance list, the agenda, the proposals, the voting papers and the minutes of the elections, if any, as well as all other documents related with the meeting to any of the attending members of the board of directors under a signed protocol at the end of the meeting.

Procedures to be performed prior to proceeding with discussing the agenda
ARTICLE 9 – (1) The Chairman reads or has the agenda of the meeting read to the general assembly. It is asked whether there is any change proposal with respect to discussing order of the agenda items by the Chairman. If there is any proposal, it is submitted for the general assembly’s approval. The discussing order of the agenda items can be changed by the resolution of the majority of the votes present in the meeting.

Agenda and discussing agenda items
ARTICLE 10 – (1) The agenda of the ordinary general assembly meeting should include the following issues necessarily:
a) Opening and constitution of the Presidency Board.
b) Discussion of the annual report of the board of directors, the independent auditor’s reports and the financial statements
c) Discharge of the members of the board of directors as well as the auditors, if any.
d) Selection of the members of the board of directors and the independent auditor whose duty period is expired.
e) Determination of remunerations as well as other rights of the members of the board of directors like attendance fee, bonus and premium.
e) Determination of use method and distribution of the profit as well as dividend share ratios.
f) Discussion of amendments to the articles of association, if any.
g) Other issues considered as necessary.
(2) The agenda of the extraordinary general assembly meeting is constituted by the reasons requiring such meeting.
(3) The issues not included in the agenda of the meeting may not be discussed and resolved save for the exceptions specified hereunder:
a) Any issue may be added into the agenda unanimously in cases where all of the shareholders are present.
b) Pursuant to the article 438 of the Code, special auditing request of any shareholder is resolved by the general assembly without considering whether such request is included in the agenda.
c) The issues related with dismissal of the members of the board of directors and election of the new ones are considered as related with the discussion of the year-end financial statements and resolved by discussing the same directly upon request without considering whether there is any item in the agenda related thereto.
d) In case of valid grounds like corruption, incapacity, violation of loyalty obligation, difficulty in performance of the duty due to membership to multiple companies, dissension, fraud on a power, the issues related with dismissal of the members of the board of directors and election of the new ones are included into the agenda by majority of votes of those present in general assembly meeting even if there is no item in the agenda related thereto.

(4) Any agenda item discussed and resolved in the general assembly meeting may not be discussed and resolved again unless a resolution for this purpose is adopted by unanimous votes of those present.
(5) The issues requested to be discussed in the general assembly meeting of the company by the Ministry as a result of conducted inspection or for any other reason are included into the agenda.
(6) The agenda is determined by the party convoking the general assembly for meeting.

Having a speech at the meeting
ARTICLE 11 – (1) The shareholders or other concerned parties wishing to make a speech about the agenda item under discussion notify the case to the Presidency Board. The chairmanship discloses the persons who shall make the speech to the general assembly and grants right to speak to these persons in order of application. If the person whose turn to make a speech comes is not present in the meeting place, he/she loses his/her right to make a speech. The speeches are made from the place allocated for this purpose by addressing to the general assembly. The persons can change their order to make speech between each other. In cases where speech time is limited, any person making his/her speech in his/her turn can continue his/her speech when his/her speech time expired only if the person who shall make the speech immediately after him/her grants his/her right to speak to the said person provided that completing his/her speech within the speech time of the person who shall take the floor immediately after him/her. The speech time may not be extended otherwise.
(2) The members of the board of directors can make a speech, as well as the auditor requesting to make explanation about the matters under discussion by the Chairman irrespective of order.
(3) The speech times are determined by the general assembly upon recommendation of the Chairman or the shareholders considering the density of the agenda, the quantity and the importance of the issues that should be discussed as well as the number of the persons wishing to make a speech. In such cases, the general assembly decides on whether limiting the speech time is necessary first and than, on the length of time by means of separate voting.
(4) As to communication of the opinions and the suggestions by the shareholders or their proxies attending to the general assembly meeting electronically pursuant to the article 1527 of the Code, the procedures and the principles determined in said article and subordinate arrangements related thereto are applied.

Vote and voting procedure
ARTICLE 12 – (1) Prior to commencing the voting, the Chairman discloses the issue to be voted to the general assembly. If a draft resolution shall be voted, the voting is proceeded with after such draft is determined in writing and read. The speech can be asked about the procedure only after disclosing the fact that the voting shall be proceeded with. During this process, if there is any shareholder not granted with the right to make a speech despite his/her request, such shareholder exercise his/her right make a speech on condition that he/she reminds the case and the case is verified by the Chairman. The speech may not be given after commencement of the voting.
(2) The votes related with the issues discussed in the meeting are cast by show of hands. However, upon request of those possessing one-tenth of the capital represented by the present shareholders, secret voting can be applied. These votes are scrutinized by the Presidency Board. The Presidency Board is entitled to charge persons in sufficient number for the purpose of helping in counting the votes when necessary. Those not showing their hands are deemed as casted “against” vote and such votes are considered as casted against the relevant resolution during the assessment.
(3) As to voting by the shareholders or their proxies attending to the general assembly meeting electronically pursuant to the article 1527 of the Code, the procedures and the principles determined in said article and subordinate arrangements related thereto are applied.
(4) Pursuant to the provisions of the article 17 of the articles of association, the resolution quorum in the general assembly meetings of the company is the majority of the affirmative votes of the shareholders present in the meeting save for the cases where higher quorums are stipulated by the Code. As an exception of this provision, it is obligatory to obtain affirmative votes of 2/3 of the present shareholders for the amendments to the company’s articles of association other than those related with increase in upper limit of registered capital.

Issuance of meeting minutes
ARTICLE 13 – (1) An attendance list showing the shareholders or their representatives, the shares owned by then, groups, numbers and nominal values thereof is signed as well as issuance of the minutes in accordance with the principles set forth in the Code and the relevant legislation through specifying the questions asked and responses given in general assembly meeting in summary as well as adopted resolutions and the numbers of votes casted for and against each resolution on the minutes clearly is ensured by the Chairman.
(2) The minutes of the general assembly meeting is issued in meeting place and during the meeting with typewriter or computer or handwriting in a legible manner by using ink pen. In order to be able to issue the minutes with the computer, there must be a printer which shall enable to take printouts of the minutes in the meeting place.
(3) The minutes are issued in duplicate minimum and each page thereof is signed by the meeting chairmanship council as well as the representative of the Ministry, if he/she attends.
(4) The commercial title of the company, the date and the place of the meeting, total nominal value of the company’s shares and number of shares, total number of shares represented in the meeting personally and by proxy, the name and the surname of the representative of the Ministry, if he/she attends as well as date and number of his/her appointment letter, if the meeting is held with announcement, the method of convocation and if the meeting is held without announcement, this fact should necessarily be specified on the minutes.
(5) The number of votes related with the resolutions adopted in the meeting is specified on the minutes both in figures and in letters in a manner not causing any hesitation.
(6) Names, surnames and reasons for opposition of persons casting votes against the resolutions adopted in the meeting and requesting to have their oppositions entered into the minutes are written to the minutes.
(7) In cases where the reasons for opposition are submitted in writing, this letter is attached to the minutes. The name and the surname of the shareholder or his/her representative specifying his/her opposition is written to the minutes and it is specified that the letter related with the opposition is attached thereto. The letter of opposition attached to the minutes is signed by the meeting chairmanship council as well as the representative of the Ministry, if he/she attends.

Procedures to be performed at the end of the meeting
ARTICLE 14- (1) The Chairman delivers a copy of the minutes as well as all other documents related with the general assembly meeting to any of the attending members of the assembly of directors at the end of the meeting. This case is evidenced under a separate protocol to be issued by and between the parties.
(2) The assembly of directors is obliged to submit a notarized copy of the minutes to the trade registry office as well as have the issues subject to registration and announcement in said minutes registered and announced not later than fifteen days as from the meeting date.
(3) The minutes are also posted on websites by the companies which are obliged to establish a website not later than five days as from the general assembly meeting date.
(4) Furthermore, the Chairman delivers a copy of the attendance list, the agenda and the general assembly meeting minutes to the representative of the Ministry, if he/she attends.

Attending to meeting electronically
ARTICLE 15- (1) In cases where it is allowed to attend to the general assembly meeting electronically pursuant to the article 1527 of the Code, the procedures to be conducted by the assembly of directors and the meeting chairmanship council are performed by considering the article 1527 of the Code and the relevant legislation.

SECTION THREE
Miscellaneous Provisions

Documents related with attendance of representative of Ministry and general assembly meeting
ARTICLE 16 – (1) For the meetings where the attendance of the representative of the Ministry is obligatory, the provisions of the Regulations on Procedures and Principles of General Assembly Meetings of Joint Stock Companies and Representatives of Ministry of Customs and Trade to be Present in these Meetings are reserved in terms of making request for the representative as well as duties and authorization of such representative.
 (2) It is obligatory to comply with the provisions of the Regulations mentioned in first paragraph above in preparation of the list of parties eligible for attending the general assembly meeting and the attendance list as well as in issuance of the letters of proxy and the minutes to be used in general assembly meeting.

Cases not prescribed in Guideline
ARTICLE 17 – (1) If any case not prescribed in this Guideline is encountered during the meetings; the parties shall conduct in line with the resolution to be adopted by the general assembly.

Adoption of Guideline and amendments
ARTICLE 18 – (1) This Guideline is put into force, registered and announced by the board of directors upon approval of the general assembly of Turkcell İletişim Hizmetleri Anonim Şirketi. The amendments to be made to this Guideline are also subject to the same procedure.

Effect of Guideline
ARTICLE 19 – (1) This Guideline has been adopted in general assembly meeting of Turkcell İletişim Hizmetleri Anonim Şirketi dated 26.03.2015 and comes into force as of the date in which it is announced in Turkish Trade Registry Gazette.

Annex III:  2010-2014 Dividend Distribution Tables

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2010 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				779,076,285

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		2,256,966,571		2,540,278,988

4)	Tax (-)		485,370,608		485,749,128

5)	Net Profit for the period (=)	(3-4)	1,771,595,963	(3-4)	2,054,529,860

6)	Prior Years’ Loses (-)

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	1,771,595,963	(5-6-7)	2,054,529,860

9)	Donations made during the year		8,556,709

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	1,780,152,672

11)	First Dividend		356,030,534
	-Cash	(10*the minimum	356,030,534
	-Share	rate determined by	-
	-Total	the CMB)	356,030,534

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		396,969,466

16)	Secondary Legal Reserves	((11+12+13+14+15)-(H5*0.05))/10	64,300,000	((11+12+13+14+15)-(H5*0.05))/10

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	5-(6+7+12+13+14+16+17+18)	1,707,295,963	5-(6+7+12+13+14+16+17+18)	2,054,529,860

20)	Other Distributable Sources
	-Prior years’ profits
	-Ekstra Ordinary Reserves (**)		753,000,000
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) As indicated in the Board of Directors’ decision numbered 1203 and dated March 25, 2015 TRY 1.707.295.963- which is the remaining of the 2010 year’s distributable profit after the cash dividend distribution shall be regarded as previous year’s profit and set aside within the Company,
(**) Pertaining to the period between January 1,  2010 and December 31,  2010, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the  Financial Reporting in Capital Markets” The amount of TRY 753.000.000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves.

		TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2011 DIVIDEND DISTRIBUTION TABLE (TL)

1)		Paid / Issued Capital				2,200,000,000

2)		Total Legal Reserves (in accordance with statutory records)				779,076,285

		If there is information about privilege in dividend distribution in accordance with the Articles of Association

		DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)		Profit for the period		1,669,326,949		2,758,663,676

4)		Tax (-)		486,063,090		496,468,609

5)		Net Profit for the period (=)	(3-4)	1,183,263,859	(3-4)	2,262,195,067

6)		Prior Years’ Loses (-)

7)		Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)		NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	1,183,263,859	(5-6-7)	2,262,195,067

9)		Donations made during the year		9,439,516

10)		Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	1,192,703,375

11)		First Dividend		238,540,675
	a	-Cash		3,392,690
	b	-Cash	(10*the minimum	235,147,984
	c	-Share	rate determined by	-
		-Total	the CMB)	238,540,675

12)		Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)		Dividends paid to Board Members, employees and etc.

14)		Dividend paid to Redeemed Share Owners

15)		Secondary Dividend		264,459,325

16)		Secondary Legal Reserves	((11+12+13+14+15)-(H5*0.05))/10	39,300,000

17)		Status Reserves

18)		Special Reserves

19)		EXTRA ORDINARY RESERVES (*)	5-(6+7+11a+12+13+14+16+17+18)	1,140,571,169		2,262,195,067

20)		Other Distributable Sources
		-Prior years’ profits (**)		3,392,690
		-Ekstra Ordinary Reserves (**)		499,607,310
		-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) As indicated in the Board of Directors’ decision numbered 1203 and dated March 25, 2015 TRY 1.140.571.169- which is the remaining of the 2011 year’s distributable profit after the cash dividend distribution shall be regarded as previous year’s profit and set aside within the Company,
(**) Pertaining to the period between January 1,  2011 and December 31,  2011, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the  Financial Reporting in Capital Markets” the amount TRY 3.392.690 within total amount of TRY 503.000.000-, as mentioned hereinabove which shall be distributed in cash, has been obtained from our subsidiary Global Bilgi Pazarlama Danışma ve Çağrı Servisi Hizmetleri A.Ş. as cash dividend throughout fiscal year 2011. Therefore the amount of TRY 499.607.310 within total gross amount of TRY 503.000.000 -, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves whereas TRY 3.392.690 within 2011 net distributable profit  which shall be distributed in cash and from statutory 2011 previous year’s profit

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2012 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				779,076,285

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		2,606,635,375		2,929,650,577

4)	Tax (-)		523,590,319		508,639,733

5)	Net Profit for the period (=)	(3-4)	2,083,045,056	(3-4)	2,421,010,844

6)	Prior Years’ Loses (-)

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	2,083,045,056	(5-6-7)	2,421,010,844

9)	Donations made during the year		14,972,918

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	2,098,017,974

11)	First Dividend		419,603,595
	-Cash	(10*the minimum	419,603,595
	-Share	rate determined by	-
	-Total	the CMB)	419,603,595

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		465,396,405

16)	Secondary Legal Reserves	((11+12+13+14+15)-(H5*0.05))/10	77,500,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	5-(6+7+12+13+14+16+17+18)	2,005,545,056

20)	Other Distributable Sources
	-Prior years’ profits
	-Ekstra Ordinary Reserves (**)		885,000,000
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) As indicated in the Board of Directors’ decision numbered 1203 and dated March 25, 2015 TRY 2.005.545.056- which is the remaining of the 2012 year’s distributable profit after the cash dividend distribution shall be regarded as previous year’s profit and set aside within the Company,
(**) Pertaining to the period between January 1,  2012 and December 31,  2012, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the  Financial Reporting in Capital Markets” The amount of TRY 885.000.000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2013 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				779,076,285

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		2,922,703,618		2,958,203,841

4)	Tax (-)		592,384,260		593,010,785

5)	Net Profit for the period (=)	(3-4)	2,330,319,358	(3-4)	2,365,193,056

6)	Prior Years’ Loses (-)

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	2,330,319,358	(5-6-7)	2,365,193,056

9)	Donations made during the year		8,339,565

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	2,338,658,923

11)	First Dividend		467,731,785
	-Cash	(10*the minimum	467,731,785
	-Share	rate determined by	-
	-Total	the CMB)	467,731,785

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		522,268,215

16)	Secondary Legal Reserves	((11+12+13+14+15)-(H5*0.05))/10	88,000,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	5-(6+7+12+13+14+16+17+18)	2,242,319,358

20)	Other Distributable Sources
	-Prior years’ profits
	-Ekstra Ordinary Reserves (**)		990,000,000
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) As indicated in the Board of Directors’ decision numbered 1203 and dated March 25, 2015 TRY 2.242.319.358- which is the remaining of the 2013 year’s distributable profit after the cash dividend distribution shall be regarded as previous year’s profit and set aside within the Company,
(**) Pertaining to the period between January 1,  2013 and December 31,  2013, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the Financial Reporting in Capital Markets”.  The amount of TRY 990.000.000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2014 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				779,076,285

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		2,598,016,765		2,928,050,137

4)	Tax (-)		731,092,408		627,418,784

5)	Net Profit for the period (=)	(3-4)	1,866,924,357	(3-4)	2,300,631,353

6)	Prior Years’ Loses (-)

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	1,866,924,357	(5-6-7)	2,300,631,353

9)	Donations made during the year		7,502,098

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	1,874,426,455

11)	First Dividend		374,885,291
	-Cash	(10*the minimum	374,885,291
	-Share	rate determined by	-
	-Total	the CMB)	374,885,291

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		419,114,709

16)	Secondary Legal Reserves	((11+12+13+14+15)-(H5*0.05))/10	68,400,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	5-(6+7+12+13+14+16+17+18)	1,798,524,357

20)	Other Distributable Sources
	-Prior years’ profits
	-Ekstra Ordinary Reserves (**)		794,000,000
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) As indicated in the Board of Directors’ decision numbered 1203 and dated March 25, 2015 TRY 1.798.524.357- which is the remaining of the 2014 year’s distributable profit after the cash dividend distribution shall be regarded as previous year’s profit and set aside within the Company,
(**) Pertaining to the period between January 1,  2014 and December 31,  2014, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the  Financial Reporting in Capital Markets”.  The amount of TRY 794.000.000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 27, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 27, 2015	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director